UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . 2.0
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER

1 (a) NAME OF ISSUER (please type or print) Ingersoll-Rand plc	(b) IRS IDENT. NO 98-0626632	(C) S.E.C. FILE NO. 001-34400	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET 170/175 Lakeview Drive, Airside Business Park, Swords, Co.	CITY Dublin	STATE Ireland	ZIP CODE	(e) TELEPHONE NO.
				AREA CODE (353)	NUMBER (0)-18707400
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Herbert L. Henkel	(b) RELATIONSHIP TO ISSUER Officer/Director	(c) ADDRESS STREET CITY STATE ZIP CODE 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin Ireland

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Ordinary Shares	Morgan Stanley Smith Barney, LLC 485 Lexington Avenue, 11th Floor New York, New York 10017		50,000	$1,740,500 (as of October 23, 2009)	319,200,181 (as of July 31, 2009)	10/26/2009	NYSE
Ordinary Shares	Morgan Stanley Smith Barney, LLC 485 Lexington Avenue, 11th Floor New York, New York 10017		50,000	$1,740,500 (as of October 23, 2009)	319,200,181 (as of July 31, 2009)	10/27/2009	NYSE
Ordinary Shares	Morgan Stanley Smith Barney, LLC 485 Lexington Avenue, 11th Floor New York, New York 10017		50,000	$1,740,500 (as of October 23, 2009)	319,200,181 (as of July 31, 2009)	10/28/2009	NYSE
Ordinary Shares	Morgan Stanley Smith Barney, LLC 485 Lexington Avenue, 11th Floor New York, New York 10017		50,000	$1,740,500 (as of October 23, 2009)	319,200,181 (as of July 31, 2009)	10/29/2009	NYSE
Ordinary Shares	Morgan Stanley Smith Barney, LLC 485 Lexington Avenue, 11th Floor New York, New York 10017		50,000	$1,740,500 (as of October 23, 2009)	319,200,181 (as of July 31, 2009)	10/30/2009	NYSE
INSTRUCTIONS:		3. (a) Title of the class of securities to be sold
1. (a) Name of issuer		(b) Name and address of each broker through whom the securities are intended to be sold
(b) Issuer’s I.R.S. Identification Number		(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c) Issuer’s S.E.C. file number, if any		(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d) Issuer’s address, including zip code		(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof
(e) Issuer’s telephone number, including area code		outstanding, as shown by the most recent report or statement published by the issuer
		(f) Approximate date on which the securities are to be sold
2. (a) Name of person for whose account the securities are to be sold		(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(b) Such person’s relationship to the issuer (e.g., officer, director, 10%stockholder, or member of immediate family of any of the foregoing)
(c) Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ordinary Shares Ordinary Shares Ordinary Shares Ordinary Shares Ordinary Shares	10/26/2009 10/27/2009 10/28/2009 10/29/2009 10/30/2009	Exercise of Stock Options Exercise of Stock Options Exercise of Stock Options Exercise of Stock Options Exercise of Stock Options	Ingersoll-Rand plc Ingersoll-Rand plc Ingersoll-Rand plc Ingersoll-Rand plc Ingersoll-Rand plc	50,000 50,000 50,000 50,000 50,000	10/26/2009 10/27/2009 10/28/2009 10/29/2009 10/30/2009	Cash Cash Cash Cash Cash

INSTRUCTIONS:       If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Herbert L. Henkel c/o Ingersoll-Rand One Centennial Avenue Piscataway, NJ 08855`	Ordinary Shares Ordinary Shares Ordinary Shares Ordinary Shares	09/21/2009 09/22/2009 09/23/2009 09/24/2009	25,000 25,000 25,000 25,000	$789,430.00 $795,365.00 $786,237.50 $766,245.00
REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

10/26/2009 DATE OF NOTICE	/s/ Kenneth H. Yi – Attorney-in-Fact ________________________________________________________(SIGNATURE)

_________________________________________________ DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed o  printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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